Exhibit 8.1

Subsidiaries

Legal Name	Place of incorporation	Doing Business as	Ownership %(1)

LanChile Cargo S.A.	Chile	Lan Chile Cargo	99.85%
Aircraft International Leasing Limited	Bahamas	AILL	99.98%
Trasnporte Aéreo S.A.	Chile	LanExpress	99.9%
Seagull Leasing LLC	Delaware, USA	Seagull	100%
Southflorida Air Cargo	Florida, USA	Southflorida	100%
Bluebird Leasing LLC	Delaware, USA	Bluebird	100%
Lanlogistics Corp.	Delaware, USA	Lanlogistics	100%
Lan Cargo Overseas Services Limited	Bahamas	Lan Cargo Overseas	100%
Cóndor Leasing LLC	Delaware, USA	Cóndor	100%
Lan Perú S.A.	Peru	Lan Perú	49%
Eagle Leasing LLC	Delaware, USA	Eagle	100%
Inversiones Lan S.A.	Chile	Inverlan	99.7%
Inmobiliaria Aeronáutica S.A.	Chile	Inmobiliaria Aeronautica	99.01%

(1)	Ownership percentage of direct owner of each significant subsidiary of LanChile.